SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 2-84723

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN

(Full Title of Plan)

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033
(Name of Issuer of Securities Held Pursuant to the Plan and Address of Principal
Executive Offices)

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2002
NOTES TO FINANCIAL STATEMENTS
Part IV, Line 4 i - SCHEDULE OF ASSETS HELD AT END OF YEAR DECEMBER 31, 2002
SIGNATURES
INDEPENDENT AUDITORS' CONSENT
CERTIFICATION OF VINCENT SWEENEY
CERTIFICATION OF E. KEVIN MOORE

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN

PAGE

INDEPENDENT AUDITORS’ REPORT	3
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	5
Notes to Financial Statements	6-11
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held at End of Year December 31, 2002	12
SIGNATURES	13
EXHIBITS:
EXHIBIT I - Independent Auditors’ Consent
EXHIBIT 99.1 - Sarbanes-Oxley Act of 2002, Section 906 Certification for Plan Administrator
EXHIBIT 99.2 - Sarbanes-Oxley Act of 2002, Section 906 Certification for Member, Schering- Plough Employee Benefits Committee

Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

To the Participants of the
Schering-Plough Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Schering-Plough Employees’ Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 27, 2003

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
($ in 000’s)

	2002	2001

INVESTMENTS:
Vanguard Funds	$285,327	$314,525
Schering-Plough Stock Fund	95,575	146,798
Loan Fund	8,067	8,516

TOTAL INVESTMENTS	388,969	469,839
Participant Contributions Receivable	98	—
NET ASSETS AVAILABLE FOR BENEFITS	$389,067	$469,839

See Notes to Financial Statements.

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
($ in 000’s)

Additions to net assets attributed to:
Investment income - Interest and dividends	$8,434
Participant contributions	52,605

Total additions	61,039

Deductions from net assets attributed to:
Withdrawals and benefit payments	30,330
Net depreciation in fair value of investments	111,481

Total deductions	141,811

Net decrease	(80,772)
Net assets available for benefits:
Beginning of year	469,839

End of year	$389,067

See Notes to Financial Statements.

($ in 000’s except per share amounts)

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. General

The Schering-Plough Employees’ Savings Plan (the “Plan”) is a defined contribution plan available to all United States employees of Schering-Plough Corporation (the “Company”) and its participating subsidiaries. Generally, all such employees are eligible to participate in the Plan on the date of employment. Schering Corporation is the Plan’s sponsor.

2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) as permitted by the Securities and Exchange Commission.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant’s account value is expressed in units of participation rather than number of shares of Schering-Plough common stock.

The closing stock prices of Schering-Plough Corporation common stock at December 31, 2002 and December 31, 2001 were $22.20 and $35.81, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends recorded in the Schering-Plough Stock Fund are reinvested in Schering-Plough common stock units.

Participant loans are valued at cost which approximates fair value.

Withdrawals and Benefit Payments - Withdrawals and benefit payments are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes

($ in 000’s except per share amounts)

therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Salary Deferral Contributions - Each year participants may contribute from 1% to 50% of pretax annual compensation, up to annual IRS maximums. Highly compensated employees are limited to 6% of pretax annual compensation, up to annual IRS maximums. Catch up contributions are available to employees over age 50.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and earnings thereon. Participants have a non-forfeitable right to their contributions plus (minus) actual earnings (losses) thereon which vest fully and immediately.

Investment Options - Upon enrollment in the Plan, a participant may direct their contributions into any of the following Vanguard Fiduciary Trust Company (“Vanguard”) investment options:

•	500 Index Fund Investor Shares - Designed to provide returns which correspond to the performance of Standard & Poor’s 500 Composite Stock Price Index.

•	Explorer Fund - Primarily equity securities of smaller companies with the objective of providing above average capital appreciation but with a potentially higher level of risk.

•	Intermediate - Term Corporate Fund Investor Shares - Invests in a widely diversified group of intermediate-term bonds, most of them issued by corporations with good credit ratings and may also invest in U.S. Treasury Securities.

•	International Growth Fund - A non-U.S. equity portfolio, primarily investing in securities of issuers within Europe and Asia.

•	LifeStrategy Conservative Growth Fund - Fund invests in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds and an asset

($ in 000’s except per share amounts)

allocation fund, with the objective of providing current income and low to moderate growth of capital.

•	LifeStrategy Growth Fund - Fund invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund, with the objective of providing growth of capital.

•	LifeStrategy Income Fund - Fund invests in four Vanguard funds: a stock fund, two bond funds and an asset allocation fund, with the objective of providing current income.

•	LifeStrategy Moderate Growth Fund - Fund invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund, with the objective of providing growth of capital and a reasonable level of current income.

•	Short-Term Corporate Fund Investor Shares - A diversified portfolio primarily consisting of short-term corporate bonds and U.S. Treasury securities.

•	Treasury Money Market Fund - Predominantly invests in U.S. Treasury securities with maturities of 13 months or less with the objective of providing current income based on current market interest rates, with preservation of capital and liquidity.

•	U.S. Growth Fund - Invests in large, high-quality U.S. companies with records of exceptional growth and above-average prospects for future growth.

•	Wellington Fund Investor Shares - Primarily equity and fixed income securities with the objective of providing current income and capital appreciation.

•	Windsor Fund - Primarily equity securities with the objective of providing long-term capital growth.

A participant may also direct their contribution to the:

•	Schering-Plough Stock Fund - Fund is comprised of Schering-Plough common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50% of their Salary Deferral Contribution into this fund or allocate no more than 50% of the value of his or her accounts at the time of reallocation to this fund.

Loan Fund - Participants may borrow from their fund accounts up to the lesser of one half of their account or $50 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the Loan Fund. These loans bear a fixed rate of interest as determined to be reasonable by the Schering-Plough Employee Benefits Committee, and are repayable over periods not exceeding five

($ in 000’s except per share amounts)

years, except loans relating to a principal residence, which are repayable over a period not to exceed 20 years.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount or installments not to exceed the life expectancy of the participant. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Distribution of all or a portion of a participant’s account, prior to termination of employment, may be granted by the Company in the case of financial hardship. Active participants may elect to withdraw all or a portion of their accounts at any time after age 70.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA.

5. Tax Status

The Internal Revenue has determined and informed the Company by letter dated May 9, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan’s tax counsel believes that the Plan is designed in compliance with the applicable requirements of the IRC, and the Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC.

6. Party-in-interest

Contributions are held and managed by The Vanguard Group, Inc. (the “Trustee”), which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the payment of interest and principal on the participant loans. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by the Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc. The Vanguard Group, Inc. is the trustee as defined by the Plan. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of the Company’s stock. These transactions qualify as permitted party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries who may also be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.

($ in 000’s except per share amounts)

All plan administration expenses are borne by the Company.

7. Net Appreciation (Depreciation) In Fair Value Of Investments

During 2002, investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $111,481 as follows:

*Schering-Plough Stock Fund	$(56,101)
*Vanguard Windsor Fund	(22,504)
*Vanguard Wellington Fund Investor Shares	(3,653)
*Vanguard Short-Term Corporate Fund Investor Shares	(16)
*Vanguard Intermediate-Term Corporate Fund Investor Shares	248
*Vanguard LifeStrategy Income Fund	(60)
*Vanguard LifeStrategy Conservative Growth Fund	(96)
*Vanguard LifeStrategy Moderate Growth Fund	(335)
*Vanguard LifeStrategy Growth Fund	(630)
*Vanguard International Growth Fund	(1,863)
*Vanguard U.S. Growth Fund	(2,330)
*Vanguard Explorer Fund	(9,665)
*Vanguard 500 Index Fund Investor Shares	(14,476)

$(111,481)

* Permitted party-in-interest to the Plan.

($ in 000’s except per share amounts)

8. Fund Information

The following funds represent 5% or more of the Plan’s net assets available for benefits at:

	December 31,

	2002	2001

*Schering-Plough Stock Fund	$95,575	$146,798
*Vanguard Windsor Fund	73,521	95,139
*Vanguard Treasury Money Market Fund	57,426	52,738
*Vanguard 500 Index Fund Investor Shares	50,004	59,170
*Vanguard Wellington Fund Investor Shares	33,465	33,843
*Vanguard Explorer Fund	29,687	38,062

*Permitted party-in-interest to the Plan

SCHEDULE H

SCHERING-PLOUGH CORPORATION EMPLOYEES’ SAVINGS PLAN
Part IV, Line 4 i - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2002
($ in 000’s)

	Identity of
	Issuer,
	Borrower,
	Lessor or	Description of investment including maturity date,
	Similar Party	rate of interest, collateral, par or maturity value	Current Value

*	Vanguard	Windsor Fund	$73,521
*	Vanguard	Treasury Money Market Fund	57,426
*	Vanguard	500 Index Fund Investor Shares	50,004
*	Vanguard	Wellington Fund Investor Shares	33,465
*	Vanguard	Explorer Fund	29,687
*	Vanguard	Short-Term Corporate Fund Investor Shares	10,670
*	Vanguard	International Growth Fund	9,351
*	Vanguard	Intermediate-Term Corporate Fund Investor Shares	8,175
*	Vanguard	U.S. Growth Fund	4,772
*	Vanguard	LifeStrategy Growth Fund	3,070
*	Vanguard	LifeStrategy Moderate Growth Fund	2,402
*	Vanguard	LifeStrategy Income Fund	1,591
*	Vanguard	LifeStrategy Conservative Growth Fund	1,193

		Total Vanguard Registered Investment Company Shares	285,327

*	Schering- Plough Corp.	Schering-Plough Stock Fund	95,575
*		Outstanding Loan Balance (interest rates ranging from 5.25% to 6.00%, maturing from 1 to 20 years)	8,067

		Total Assets Held for Investment Purposes	$388,969

*	Permitted party-in-interest to the Plan.

See Notes to Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Schering-Plough Employees’ Savings Plan

Date: June 27, 2003	By: /s/ Vincent Sweeney

Name: Vincent Sweeney
Title: Plan Administrator